Form 40-F
ADVANTAGE ENERGY INCOME FUND
filed 2005-11-16
CIK 1259995

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

         [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
         [_] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                 Commission File Number
                          -------------                          ---------------

                          ADVANTAGE ENERGY INCOME FUND
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
--------------------------------------------------------------------------------
         (Translation of Registrant's name into English (if applicable))

                                     ALBERTA
--------------------------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)

                                      1311
--------------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))

                                       N/A
--------------------------------------------------------------------------------
             (I.R.S. Employer Identification Number (if applicable))

   3100, 150 - 6TH AVENUE SW, CALGARY, ALBERTA, CANADA T2P 3Y7 (403) 261-8810
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

        CORPORATION SERVICE COMPANY, 1133 AVENUE OF AMERICAS, 31ST FLOOR,
                       NEW YORK, NY 10036 1-800-927-9800
--------------------------------------------------------------------------------
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of each class          Name of each exchange on which registered

            TRUST UNITS                      NEW YORK STOCK EXCHANGE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      NONE
--------------------------------------------------------------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                      NONE
--------------------------------------------------------------------------------
                                (Title of Class)

                 PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 2285 (08-03) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                 FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

For annual reports, indicate by check mark the information filed with this Form:

    [_] Annual information form     [_]  Audited  annual  financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                   [_] Yes 82-_________           No |X|

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                          [_] Yes         |X| No

                           FORWARD LOOKING STATEMENTS

Certain statements contained in this Registration Statement on Form 40-F, and in certain documents incorporated by reference into this form, constitute forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Registrant believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Registration Statement on Form 40-F should not be unduly relied upon. These statements speak only as of the date of this Registration Statement on Form 40-F or as of the date specified in the documents incorporated by reference into this Registration Statement on Form 40-F, as the case may be.

In particular, this Registration Statement on Form 40-F and the documents incorporated by reference contain forward-looking statements pertaining to the following:

o    the performance characteristics of our assets;
o    oil and natural gas production levels;
o    the size of the oil and natural gas reserves;
o projections of market prices and costs and the related sensitivities of distributions;
o    supply and demand for oil and natural gas;
o expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
o    treatment under governmental regulatory regimes; and
o    capital expenditures programs.

Statements relating to "reserves" or "resources" contained in the Renewal Annual Information Form of the Registrant are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. The forward looking statements contained in this Registration Statement on Form 40-F and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Registrant does not undertake any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" the Registrant's Renewal Annual Information Form, attached hereto as Exhibit 1.

                         OFF-BALANCE SHEET ARRANGEMENTS

As at the date hereof, the Registrant does not have any off-balance sheet arrangements in place.

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 6 of the Registrant's Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2004, which is filed as
Exhibit 99.3 to this Registration Statement on Form 40-F.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Registration Statement on Form 40-F arises; or transactions in said securities.

B.       CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and its agent for service of process is being filed concurrently with the Commission together with this Registration Statement on Form 40-F.

Any change to the name and address of the agent for service for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the Registrant.

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      ADVANTAGE ENERGY INCOME FUND (the
                                      Registrant) by Advantage Oil & Gas Ltd.


                                      By /s/ Peter Hanrahan
                                         ------------------------------------
                                          Peter Hanrahan
                                          Vice President, Finance and Chief
                                          Financial Officer

                                      Date: November 15, 2005

                                INDEX TO EXHIBITS

EXHIBIT NUMBER                                                DESCRIPTION
--------------                                                -----------
23.1            Consent of KPMG LLP to the  inclusion  of the  Auditor's  Report  dated  February 22, 2005 on the
                Registrant's  Audited  Consolidated  Financial  Statements for the fiscal year ended December 31,
                2004.

23.2            Consent of Sproule  Associates  Limited to the incorporation by reference herein of its Statement of Reserves Data and Other  Information  in Form 51-101F1 and its Report on Reserves Data in Form
                51-101F2,  which statement and report is contained in the Registrant's Renewal Annual Information
                Form for the fiscal year ended December 31, 2004.

99.1            Renewal Annual Information Form for the fiscal year ended December 31, 2004

99.2            Audited Consolidated Financial Statements for the fiscal year ended December 31, 2004.

99.3            Management's  Discussion  and  Analysis  and  Results of  Operations  for the  fiscal  year ended
                December 31, 2004

99.4            Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of
                Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.5            Certifications  of Chief  Financial  Officer  pursuant to Rule  13(a)-14(b)  and Section  1350 of
                Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.6            News release dated October 14, 2005 announcing October cash distribution

99.7            News release dated October 5, 2005 announcing the location of a presentation by the Trust

99.8            News release dated September 14, 2005 announcing September cash distribution

99.9            Form 52-109FT2 -  Certification  of Interim Filings - CEO dated  August 12,  2005, for the period ended June 30, 2005

99.10           Form 52-109FT2 -  Certification  of Interim Filings - CFO dated  August 12,  2005, for the period ended June 30, 2005

99.11           Interim Financial Statements dated August 12, 2005 for the period ended June 30, 2005

99.12           Management's Discussion and Analysis dated August 12, 2005 for the period ended June 30, 2005

99.13           News release dated August 12, 2005 announcing August cash distribution

99.14           News release dated August 11, 2005 announcing 2nd Quarter financial results

99.15           News release dated August 9, 2005 announcing 2nd Quarter conference call and webcast

99.16           News release dated July 11, 2005 announcing July cash distribution

99.17           Interim financial statements dated May 13, 2005 for the period ended March 31, 2005

99.18           Management's Discussion and Analysis dated May 13, 2005 for the period ended March 31, 2005

99.19           News release dated May 13, 2005 announcing May cash distribution

99.20           News release dated May 13, 2005 announcing 1st Quarter financial results

99.21           News release dated May 11, 2005 announcing 1st Quarter conference call and webcast

99.22           Report of voting  results  dated  April 27,  2005 in  respect of Annual  and  Special  Meeting of
                Unitholders held on April 27, 2005

99.23           Report of voting  results  dated  April 27,  2005 in  respect of Annual  and  Special  Meeting of
                Unitholders held on April 27, 2005 together with Interim Reports on Ballot on Resolution

99.24           Other - Letter from Burnet,  Duckworth & Palmer LLP to the  Registrar of  Securities of Northwest
                Territories dated April 15, 2005

99.25           News release dated April 13, 2005 announcing April cash distribution

99.26           Other - Computershare Letter of Confirmation dated April 1, 2005, SEDAR filed April 7, 2005

99.27           2004 Annual Report dated March 31, 2005

99.28           Form  52-109FT1 -  Certification  of Annual  Filings - CEO dated February 22, 2005 for the period ended December 31, 2004

99.29           Form  52-109FT1 -  Certification  of Annual  Filings - CFO dated February 22, 2005 for the period ended December 31, 2004

99.30           ON Form 13-502F1 - Annual  Participation Fee for Reporting Issuers dated March 31,  2005, for the year ended December 31, 2005

99.31           News release dated March 30, 2005 announcing filing of 2004 Annual Information Form

99.32           Form of Proxy dated March 29, 2005 for the Annual and Special  Meeting of Unitholders  held April
                27, 2005

99.33           Management  Information  Circular  dated  March 1, 2005 and SEDAR  filed  March 29,  2005 for the
                Annual and Special Meeting of Unitholders held April 27, 2005

99.34           Notice of Meeting dated March 1, 2005 and SEDAR filed  March 29,  2005 for the Annual and Special
                Meeting of Unitholders held April 27, 2005

99.35           Notice of Filing of Annual  Information Form (NI 51-102 F2) for the year ended December 31, 2004, dated March 29, 2005

99.36           Other - Voting Direction for Holders of Exchangeable Shares dated March 29, 2005

99.37           Security holders documents - Schedule B Exchangeable Share Provisions dated March 21, 2005

99.38           Security  holders  documents - Amended and Restated  Management  Agreement dated May 24,  2001 as amended and restated October 4, 2004

99.39           Security holders documents - Shareholder  Agreement  effective May 24, 2001 and SEDAR filed March
                21, 2004

99.40           Security  holders  documents  - Support  Agreement  effective  December 21,  2004 and SEDAR filed
                March 21, 2005

99.41           Security  holders  documents - Trust  Indenture  effective May 26, 2004 and SEDAR filed March 21,
                2005

99.42           Security holders documents - Voting and Exchange Trust Agreement effective December 21,  2004 and
                SEDAR filed March 21, 2005

99.43           News release dated March 14, 2005 announcing March cash distribution

99.44           News release dated March 3, 2005  announcing  financial  results for the year ended  December 31,
                2004

99.45           News release dated March 3, 2005 announcing 2005 Summer/Fall Hedging Program

99.46           News release dated March 2, 2005 announcing 2004 Tax Information

99.47           News release dated February 24, 2005 announcing Year End 2004 Reserves Evaluation

99.48           News release dated February 14, 2005 announcing February cash distribution

99.49           News release dated February 14, 2005, announcing executive appointment of Mr. Coombs

99.50           Computershare Notice of Meeting dated February 11, 2005 for meeting to be held April 27, 2005

99.51           News release dated February 9, 2005 announcing closing of financing

99.52           Final  Receipt of Final  Short Form  Prospectus  from Nova  Scotia  Securities  Commission  dated
                January 31, 2005

99.53           Auditors' consent letter from KPMG dated January 31, 2005 re: Final Short Form Prospectus

99.54           Auditors' consent letter from KPMG dated January 31, 2005 re: Final Short Form Prospectus

99.55           Auditors' consent letter from PricewaterhouseCoopers  dated January 31, 2005 re: Final Short Form
                Prospectus

99.56           Consent letter of issuer's legal counsel (Burnet,  Duckworth & Palmer LLP) dated January 31, 2005 re: Final Short Form Prospectus

99.57           Consent letter of  underwriters'  legal counsel  (Macleod Dixon LLP) dated  January 31, 2005  re:
                Final Short Form Prospectus

99.58           Consent  letter of  Sproule  Associates  Limited  dated  January 31, 2005  re:  Final  Short Form
                Prospectus

99.59           Cover  letter from  Burnet,  Duckworth  & Palmer LLP dated  January 31, 2005 for Final Short Form
                Prospectus filings

99.60           Final Short Form Prospectus dated January 31, 2005

99.61           MRRS Decision Document (Final) from ASC dated January 31, 2005

99.62           Underwriting Agreement effective January 19, 2005 and filed January 31, 2005

99.63           Material change report dated January 28, 2005 re: January 19, 2005 news release

99.64           Preliminary  Receipt  dated  January  21,  2005  from  Nova  Scotia  Securities   Commission  re:
                Preliminary Short Form Prospectus

99.65           MRRS Decision Document (Preliminary) from ASC dated January 21, 2005

99.66           Preliminary Short Form Prospectus dated January 21, 2005

99.67           News release dated January 19, 2005 announcing Trust Unit financing

99.68           News release dated  January 19,  2005 announcing  January cash  distribution  and increase to the exchange ratio of Exchangeable Shares

99.69           Material change report dated December 31, 2004 re: December 21, 2004 news release

99.70           News release dated  December 21, 2004  announcing  completion of  acquisition  of Defiant  Energy
                Corporation

99.71           Notice information (QC sec. 106 Reg.) dated December 3,  2004 and SEDAR filed  December 20,  2004 from Fraser Milner Casgrain LLP re: Proposed Plan of Arrangement

99.72           News release dated December 13, 2004 announcing December cash distribution

99.73           News release dated November 15, 2004 announcing November cash distribution

99.74           Form 52-109FT2 -  Certification  of Interim Filings - CEO dated November 10, 2004, for the period ended Sept 30, 2004

99.75           Form 52-109FT2 -  Certification  of Interim Filings - CFO dated November 10, 2004, for the period ended Sept 30, 2004

99.76           Interim financial statements dated November 12, 2004 for the period ended Sept 30, 2004

99.77           Management's Discussion and Analysis dated November 10, 2004, for the period ended Sept 30, 2004

99.78           News release dated November 10, 2004 announcing 3rd Quarter results conference call and webcast

99.79           Material change report dated November 4, 2004 re: November 3, 2004 news release

99.80           News release dated November 3, 2004 announcing  Arrangement  Agreement with Defiant Energy Income
                Fund

99.81           News release dated October 18, 2004, announcing October cash distribution

99.82           Business Acquisition Report dated September 30, 2004

99.83           News release dated October 5, 2004 announcing its  participation in the Scotia Capital  Investing for Income Conference

99.84           News release dated September 20, 2004 announcing September cash distribution

99.85           News  release  dated  September  15, 2004  announcing  completion  of property  acquisition  from
                Anadarko Canada Corporation

99.86           Other Material Contract - Subscription Receipt Agreement dated September 14, 2004

99.87           Other Material Contract - Second Supplemental Trust Indenture dated September 14, 2004

99.88           2003 Annual report (amended) dated September 9, 2004

99.89           Auditors' consent letter dated September 3, 2004 from PricewaterhouseCoopers LLP

99.90           Auditors' consent letter dated September 3, 2004 from KPMG LLP

99.91           Auditors' consent letter dated September 3, 2004 from KPMG LLP

99.92           Consent  letter of issuer's  legal  counsel dated  September 3, 2004 (Burnet,  Duckworth & Palmer
                LLP) re: September 3, 2004 Final Short Form Prospectus

99.93           Consent  letter of  underwriters'  legal counsel dated  September 3, 2004 (Macleod Dixon LLP) re:
                September 3, 2004 Final Short Form Prospectus

99.94           Consent  letter of other expert  dated  September  3, 2004 from  Sproule  Associates  Limited re:
                September 3, 2004 Final Short Form Prospectus

99.95           Final Short Form Prospectus dated September 3, 2004

99.96           Material change report dated September 3, 2004 re: August 24, 2004 news release

99.97           MRRS  Decision  Document  (Final)  dated  September 3, 2004 from ASC re:  September 3, 2004 Final
                Short Form Prospectus

99.98           Revised Annual Information Form dated May 12, 2004 and SEDAR filed September 3, 2004

99.99           Underwriting Agreement effective January 19, 2005 and SEDAR filed September 3, 2004

99.100          News release dated September 1, 2004, announcing the executive appointment of Mr. Kay

99.101          Preliminary Receipt dated August 26,  2004, from Nova Scotia Securities Commission re: August 26,
                2004 Preliminary Short Form Prospectus

99.102          MRRS  Decision  Document  (Preliminary)  dated  August  26,  2004 from ASC re:  August  26,  2004
                Preliminary Short Form Prospectus

99.103          Preliminary Short Form Prospectus dated August 26, 2004

99.104          News release dated August 24, 2004 announcing property  acquisition,  9% increase in monthly cash distributions and bought deal financing

99.105          News release dated August 17, 2004 announcing August monthly distribution

99.106          Other - Letter from  Computershare  dated  August 13,  2004 and SEDAR  filed  August 17, 2004 re:
                confirmation of mailing of 2nd Quarter Interim Report for the period ended June 30, 2004

99.107          Form 52-109FT2 -  Certification  of Interim Filings - CEO dated  August 12,  2004, for the period ended June 30, 2004

99.108          Form  52-109FT2 -  Certification  of Interim  Filings - CFO dated August 12, 2004, for the period ended June 30, 2004

99.109          Interim financial statements dated August 12, 2004 for the period ended June 30, 2004

99.110          Management's Discussion and Analysis dated August 12, 2004 for the period ended June 30, 2004

99.111          News release dated August 12, 2004 announcing 2nd Quarter Results

99.112          News release dated July 19, 2004 announcing July cash distribution

99.113          Audited Financial Statements (Amended) for the year ended December 31, 2003

99.114          News release dated June 23, 2004 announcing executive appointment of Mr. Hanrahan

99.115          News release dated June 15, 2004, announcing June cash distribution

99.116          News release dated June 10, 2004 announcing  update to U.S.  ownership of proposed changes to the
                Income Tax Act (Canada)

99.117          News release dated June 4, 2004 announcing Board of Directors appointments

99.118          Report of voting results dated May 26, 2004 for Annual and Special  Meeting of  unitholders  held on May 26, 2004

99.119          Renewal Annual Information Form for the fiscal year ended December 31, 2003

99.120          News  release  (section  2.2 of NI  51-101)  dated  May 19,  2004  announcing  filing  of  Annual
                Information Form for the year ended December 31, 2003

99.121          Notice regarding AIF (NI 51-102 F2) dated May 19, 2004 from Burnet, Duckworth & Palmer LLP

99.122          Other -  Computershare  letter of  confirmation of delivery of 1st Quarter Interim Report for the period ending March 31, 2004 to registered holders, dated May 17, 2004

99.123          News release dated May 17, 2004 announcing May cash distribution

99.124          Form 52-109F2 -  Certification  of Interim Filings - CEO dated May 14, 2004, for the period ended
                Mar 31, 2004

99.125          Form 52-109F2 -  Certification  of Interim Filings - CFO dated May 14, 2004, for the period ended
                Mar 31, 2004

99.126          Interim financial statements dated May 14, 2004 for the period ended Mar 31, 2005

99.127          Management's Discussion and Analysis dated May 12, 2004 for the period ended Mar 31, 2004

99.128          News release dated May 13, 2004 announcing 1st Quarter Financial Results

99.129          Other - Certificate  regarding  undertaking pursuant to Sections 3.1 and 3.4 of Proposed National
                Policy 41-201, dated April 28, 2004 and SEDAR filed May 13, 2004

99.130          Certificate re dissemination to shareholders from Computershare, dated April 30, 2004

99.131          Form of proxy dated May 3, 2004 re: Annual and Special Meeting of Unitholders held May 26, 2004

99.132          Management Information Circular dated April 16, 2004 and SEDAR filed May 3, 2004

99.133          Notice of meeting dated April 16, 2004 and SEDAR filed May 3, 2004

99.134          Other - Computershare  letter of confirmation of delivery to unitholders dated April 30, 2004 and
                May 3, 2004

99.135          ON  Form  13-502F1  -  Annual  Participation  Fee  for  Reporting  Issuers  for  the  year  ended
                December 31, 2004

99.136          2003 Annual report dated April 28, 2004 for the year ended December 31, 2003

99.137          2003 Audited Financial Statements for the year ended December 31, 2003

99.138          2003 Annual Management's Discussion and Analysis for the year ended December 31, 2003

99.139          News  release  dated  April 27, 2004  announcing  its  participation  in the  Informed  Investors
                Canadian Energy Trusts Virtual Forum

99.140          News release dated April 19, 2004 announcing April cash distribution

99.141          News release dated April 14, 2004  announcing  year end December 31, 2003  financial  results and reserve information

99.142          News release dated April 8, 2004 announcing  release of 2003 year end results conference call and webcast

99.143          News release dated March 18, 2004 announcing March cash distribution

99.144          Notice of the meeting and record dated March 16, 2004 from  Computershare  re: Annual and General
                Meeting of Unitholders held May 26, 2004

99.145          News release dated February 24, 2004 announcing 2003 U.S. tax information for unitholders

99.146          News release dated February 18, 2004 announcing 2003 Canadian tax information for unitholders

99.147          News release dated February 10, 2004 announcing Hedging Program and February cash distribution

99.148          Qualifying issuer  certificate (Form 45 - 102 F2) dated January 30, 2004 and SEDAR filed February
                4, 2004

99.149          News release dated January 19, 2004 announcing January cash distribution

99.150          Supplemental  Financial  Information for the U.S.  Securityholders  (Reconciliation  of Financial
                Statements to United States Generally Accepted Accounting Principles)

99.151          News  release  dated  November 7, 2005  announcing  a  presentation  to be given at the  Informed
                Investors Canadian Trusts On-line Forum on November 9, 2005

99.152          News release dated November 8, 2005 announcing the 3rd Quarter Conference Call and Webcast

99.153          News release dated November 14, 2005 announcing the NYSE Listing

99.154          News release dated November 14, 2005 announcing the 3rd Quarter Results

99.155          News release dated November 11, 2005 announcing Distribution