Form 40-F
period 2005-12-31
ADVANTAGE ENERGY INCOME FUND
filed 2006-03-17
CIK 1259995

UNITED STATES              ------------------------
                  SECURITIES AND EXCHANGE COMMISSION            OMB APPROVAL
                        WASHINGTON, D.C. 20549          ------------------------
                                                        OMB Number: 3235-0381
                                                        Expires: April 30, 2006
                               FORM 40-F                Estimated average burden
                                                        hours per response...427
                                                        ------------------------
             [_]  REGISTRATION STATEMENT PURSUANT TO
                  SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
                                  OR
             [X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended: December 31, 2005   Commission File Number: 001-32677


                          ADVANTAGE ENERGY INCOME FUND
             (Exact name of Registrant as specified in its charter)

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

                           CORPORATION SERVICE COMPANY
--------------------------------------------------------------------------------

                1133 AVENUE OF AMERICAS, 31ST FLOOR, NEW YORK, NY
            10036 1-800-927-9800 (Name, address (including zip code)
                   and telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

           Title of each class              Name of each exchange on which
                                                    registered

                                              Toronto Stock Exchange
              Trust Units                     New York Stock Exchange
           -------------------              ------------------------------

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

     For annual reports, indicate by check mark the information filed with this Form:

      [X]  Annual information form    [X]  Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 57,846,324 Trust Units.

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                                 Yes [_] 82-_______         No [X]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X]                    No [_]

                        DOCUMENTS INCLUDED IN THIS FORM

               The following documents are included in the Form:

      No.                               Document

       1. Annual Information Form of the Registrant for the year ended December 31, 2005. (filed herein as Exhibit 99.1)

       2. Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2005; including a reconciliation to US GAAP (Note 15). (filed herein as Exhibit 99.2)

       3. Consent of KPMG LLP to the inclusion of the Auditors' Report dated March 7, 2006 on the Registrant's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2005.

       4. Comments by KPMG LLP for U.S. readers on Canada - U.S. Reporting Differences, dated March 7, 2006

       5. Consent of Sproule Associated Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant's Renewal Annual Information Form for the fiscal year ended December 31, 2005.

       6.     CEO  Certification  pursuant to rule  13a-14(a)  of the Exchange
              Act.

       7.     CFO  Certification  pursuant to rule  13a-14(a)  of the Exchange
              Act.

       8. CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

       9. CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

             CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

     A.       AUDITED ANNUAL FINANCIAL STATEMENTS

     For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see the Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2005 included herein. The Registrant's financial statements have been reconciled to United States generally accepted accounting principles ("US GAAP") as required by Form 40-F under the Exchange Act. See Note 15 - Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles on pages 17 through 20 of such 2005 Consolidated Financial Statements.

     B.       MANAGEMENT'S DISCUSSION AND ANALYSIS

     For management's discussion and analysis, see Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2005 included herein.

                      DISCLOSURE CONTROLS AND PROCEDURES

     As of December 31, 2005, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

     It should be noted that while the Registrant's principal executive officer and principal financial officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Reference is made in the "Controls and Procedures" and "Evaluation of Disclosure Controls and Procedures" sections of Management's
     Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2005 included herein.


             CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     During the period covered by this Annual Report on Form 40-F no changes occurred in the Registrant's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting. Reference is made in the "Evaluation of Disclosure Controls and Procedures" section of Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2005 included herein.

                      NOTICES PURSUANT TO REGULATION BTR

     None.


                  CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER
                         AND SENIOR FINANCIAL OFFICERS

     The Trust has adopted a Code of Ethics for its senior officers, principal financial officer and controller or principal accounting officer, directors  and  employees.  This  code  applies  to  President  and Chief
     Executive Officer, Senior Vice-President, Vice President Corporate Development, the Vice-President, Finance and Chief Financial Officer, Vice President, Exploitations, Vice President Operations, Directors and employees. It is available on the Registrant's web site at www.advantageincome.com and in print to any unitholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrant's web site and provided in print to any unitholder who requests them.

                                AUDIT COMMITTEE

     IDENTIFICATION OF AUDIT COMMITTEE

     The following individuals comprise the entire membership of the Advantage Audit Committee: Steven Sharpe, Rodger Tourigny, Ronald McIntosh and Lamont Tolley.

     AUDIT COMMITTEE FINANCIAL EXPERTS

     Rodger Tourigny has been determined by the board of the Registrant to meet the "audit committee financial expert" criteria prescribed by the Securities and Exchange Commission and has been designated as audit committee financial expert for the Audit Committee of the board of the Registrant.

     Each of the directors serving on the Audit Committee has also been determined by the board of the Registrant to be independent within the criteria established by the New York Stock Exchange, Inc. for audit committee membership.

         PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

     Fees payable to the Registrant's independent auditor, KPMG LLP, for the years ended December 31, 2005 and December 31, 2004, totaled $320,725 and $321,997, respectively, as detailed in the following table. All funds are in Canadian dollars.

     --------------------------------------------------------------------------
                             YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,
                                       2005                       2004
     --------------------------------------------------------------------------
     AUDIT FEES                      $269,000                  $244,500
     --------------------------------------------------------------------------
     AUDIT-RELATED FEES               $30,000                   $51,000
     --------------------------------------------------------------------------
     TAX FEES                         $21,725                   $26,497
     --------------------------------------------------------------------------
     ALL OTHER FEES                       $ 0                        $0
     --------------------------------------------------------------------------
     TOTAL                           $320,725                  $321,997
     ==========================================================================


     The nature of the services provided by KPMG LLP under each of the categories indicated in the table is described below.

     AUDIT FEES

     Audit fees were for professional services rendered by KPMG LLP for the audit of the Registrant's annual financial statements and services provided in connection with statutory and regulatory filings or engagements. These services include prospectus work and audit or review of financials forming part of such prospectus and US GAAP reconciliation matters.

     AUDIT-RELATED FEES

     Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under "Audit Fees" above. These services include French translation in connection with prospectus filing.

     TAX FEES

     Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance, including the preparation and review of tax returns; and general tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, goods and services tax).

     ALL OTHER FEES

     None.

                      PREAPPROVAL POLICIES AND PROCEDURES

     It is within the Advantage's Audit Committee Charter to approve all audit and non-audit related fees. The Audit Committee have pre-approved specifically identified non-audit tax-related services, including tax compliance, the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax). The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

                        OFF-BALANCE SHEET ARRANGEMENTS

     None.

                                  CONTRACTUAL OBLIGATIONS

                                                   Payments due by period (Cdn$MM)

                                               Less than 1                       More than 5
                                       TOTAL      year      1-3 years  4-5 years    years
                                       -----   -----------  ---------  --------- -----------
     Building Lease                    $3.4       $1.4        $2.0          -          -
     Capital Lease                     $1.8       $0.4        $1.4          -          -
     Pipeline/Transportation           $3.1       $2.4        $0.7          -          -
     Convertible Debentures            $135.1        -        $10.1      $75.3     $49.7
     TOTAL CONTRACTUAL OBLIGATIONS     $143.4     $4.2        $14.2      $75.3     $49.7

                  DISCLOSURES PURSUANT TO REQUIREMENTS OF THE
                            NEW YORK STOCK EXCHANGE

     PRESIDING DIRECTOR AT MEETINGS OF NON-MANAGEMENT DIRECTORS

     The Registrant schedules regular executive sessions in which the Registrant's "non-management directors" (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Steven Sharpe serves as the presiding director (the "Chair of the Board") at such sessions. Each of the Registrant's non-management directors is "independent" as such term is used in the rules of the Canadian Securities Commissions and the New York Stock Exchange Corporate Governance Standards.

     COMMUNICATION WITH NON-MANAGEMENT DIRECTORS

     Unitholders may send communications to the Registrant's non-management directors by writing to Investors Relations, Petro-Canada Centre, West Tower, Suite 3100, 150 - 6th Avenue SW, Calgary, Alberta T2P 3Y7, or calling the toll free number at 1-866-393-0393. Communications will be referred to the Chair of the Board for appropriate action. The status of all outstanding concerns addressed to the Chair of the Board will be reported to the board of directors as appropriate.

     CORPORATE GOVERNANCE GUIDELINES

     According to NYSE Rule 303A.09, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics and must disclose any significant ways in which its practices differ from those followed by US domestic companies under the NYSE rules. Such guidelines and disclosures are required to be posted on the listed company's website. The Registrant has adopted the required guidelines and made the required disclosures, all of which are available on the Registrant's website at www.advantageincome.com and in print to any unitholder who requests them.

     BOARD COMMITTEE CHARTERS

     Advantage's Audit Committee Charter, the Terms of Reference of the Human Resources, Compensation and Corporate Governance Committee and the Terms of Reference for the Independent Reserve Evaluation Committee are available for viewing on the Registrant's website at www.advantageincome.com and are available in print to any person who requests them. Requests for copies of these documents should be made by contacting: Investor Relations, Petro-Canada Centre, West Tower, Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7.

                                  UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                         CONSENT TO SERVICE OF PROCESS

     The Registrant has previously filed with the Commission a Form F-X in connection with the Trust Units.

     Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

                                   EXHIBITS

     The following exhibits are filed as part of this report.


  Exhibit
   Number                       Description

     23.1 Consent of KPMG LLP to the inclusion of the Auditors' Report dated March 7, 2006 on the Registrant's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2005.

     23.2 Comments by KPMG LLP for U.S. readers on Canada - U.S. Reporting Differences, dated March 7, 2006

     23.3 Consent of Sproule Associated Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant's Renewal Annual Information Form for the fiscal year ended December 31, 2005.

     31.1    CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.

     31.2    CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.

     32.1 CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     32.2 CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     99.1 Annual Information Form of the Registrant for the year ended December 31, 2005.

     99.2 Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2005, including a reconciliation to US GAAP (Note 15).

     99.3 Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2005.

                                   SIGNATURE

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

     Dated: March 7, 2006

                                     ADVANTAGE ENERGY INCOME FUND


                                    By: /s/ Peter Hanrahan
                                        --------------------------------------
                                        Name:   Peter Hanrahan
                                        Title:  Vice-President, Finance and
                                                Chief Financial Officer of
                                                Advantage Oil & Gas Ltd. on
                                                behalf of Advantage Energy
                                                Income Fund