Form 40-F
period 2006-12-31
ADVANTAGE ENERGY INCOME FUND
filed 2007-03-27
CIK 1259995

UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION     ----------------------
                        WASHINGTON, D.C. 20549                 OMB APPROVAL
                                                         ----------------------
                                 FORM 40-F               OMB NUMBER: 3235-0381
                                                         Expires: September 30,
   [_]   REGISTRATION STATEMENT PURSUANT TO SECTION      2007
         12 OF THE SECURITIES EXCHANGE ACT OF 1934       Estimated Average
                                                         burden hours per
                                       OR                response ........ 4.27
                                                        ------------------------
   [X]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR
         15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006   Commission File Number: 001-32677

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

                           CORPORATION SERVICE COMPANY
     1133 AVENUE OF AMERICAS, 31ST FLOOR, NEW YORK, NY 10036 1-800-927-9800
--------------------------------------------------------------------------------
      (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                        NAME OF EACH
       TITLE OF EACH CLASS                       EXCHANGE ON WHICH REGISTERED
       -------------------                       ----------------------------
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

                                      NONE
--------------------------------------------------------------------------------
                                (Title of Class)

                    PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 2285 (11-06)    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

For annual reports, indicate by check mark the information filed with this Form:

     [X]  Annual information form       [X] Audited annual financial statements


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 105,390,470 Trust Units as of December 31, 2006.


Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                   Yes [_]  82-_________     No [X]


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                   Yes [X]                   No [_]

                        DOCUMENTS INCLUDED IN THIS FORM

            The following documents are included in this Form 40-F:


 NUMBER                         DOCUMENT DESCRIPTION
-------------------------------------------------------------------------------
  1. Annual Information Form of the Registrant for the year ended December 31, 2006 (filed herein as Exhibit 99.1)

  2. Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2006; including a reconciliation to US GAAP (Note 17) (filed herein as Exhibit 99.2)

  3. Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2006 (filed herein as Exhibit 99.3).

  4. Consent of KPMG LLP to the inclusion of the Auditors' Report dated March 21, 2007 on the Registrant's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2006 (For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see
           Note 17 to the Consolidated Financial Statements).

  5. Consent of Sproule Associated Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant's Annual Information Form for the fiscal year ended December 31, 2006.

  6. CEO Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

  7. CFO Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

  8. CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

  9. CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

            CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
                   MANAGEMENT'S DISCUSSION AND ANALYSIS


         A.   ANNUAL INFORMATION FORM

         For the Annual Information Form for the fiscal year ended December 31, 2006, see Exhibit 99.1 included herein.

         B.   AUDITED ANNUAL FINANCIAL STATEMENTS

         For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see Exhibit 99.2, the Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2006 included herein. The Registrant's financial statements have been reconciled to United States generally accepted accounting principles ("US GAAP") as required by Form 40-F under the Exchange Act. See Note 17 - Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles in the 2006 Consolidated Financial Statements.

         C.   MANAGEMENT'S DISCUSSION AND ANALYSIS

         For   management's   discussion   and  analysis,   see  Exhibit  99.3,
         Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2006 included herein.


                    CERTIFICATIONS AND DISCLOSURE REGARDING
                            CONTROLS AND PROCEDURES

(a)      CERTIFICATIONS.  See Exhibits  32.1 and 32.2 to this Annual  Report on
         Form 40-F.

(b) DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the registrant's fiscal year ended December 31, 2006, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

         It should be noted that while the registrant's principal executive officer and principal financial officer believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Reference is made in the "Controls and Procedures" and "Evaluation of Disclosure Controls and Procedures" sections of Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2006, included herein.

(c) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. The required disclosure is included in the "Management Report" that accompanies the registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.

(d) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM. The required disclosure is included in the "Auditors' Report" that accompanies the registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.

(e) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. During the fiscal year ended December 31, 2006, there were no changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting. Reference is made in the "Controls and Procedures" section of Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2006, included herein.


                       NOTICES PURSUANT TO REGULATION BTR

         Not Applicable.


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

         Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.


                                AUDIT COMMITTEE

         IDENTIFICATION OF AUDIT COMMITTEE

         The following individuals comprise the entire membership of the Advantage Audit Committee: Carol Pennycook, Rodger Tourigny, Ronald McIntosh and Roderick Myers.

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

         PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

         Fees payable to the Registrant's independent auditor, KPMG LLP, for the years ended December 31, 2006 and December 31, 2005, totaled $797,540 and $320,725, respectively, as detailed in the following table. All funds are in Canadian dollars.

         --------------------------------------------------------------------
                                     YEAR ENDED               YEAR ENDED
                                 DECEMBER 31, 2006         DECEMBER 31, 2005
         --------------------------------------------------------------------
         AUDIT FEES                   $617,000                 $269,000
         --------------------------------------------------------------------
         AUDIT-RELATED FEES           $144,500                  $30,000
         --------------------------------------------------------------------
         TAX FEES                      $36,040                  $21,725
         --------------------------------------------------------------------
         ALL OTHER FEES                     $0                      $ 0
         --------------------------------------------------------------------
         TOTAL                        $797,540                 $320,725
         --------------------------------------------------------------------

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

         ALL OTHER FEES

         None.

                      PREAPPROVAL POLICIES AND PROCEDURES

         In 2006, Advantage's Audit Committee pre-approved all audit, audit-related and tax fees. The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.


                         OFF-BALANCE SHEET ARRANGEMENTS

         None.

                                     CONTRACTUAL OBLIGATIONS

                                                                     Payments due by period (Cdn$MM)

                                                           Less than 1                                 More than 5
                                               TOTAL           year        1-3 years      4-5 years       years
                                              -------      -----------     ---------      ---------    -----------
        Building Lease                           5.4            2.2            2.2           1.0
                                                                                                            --

        Capital Lease                            2.9            2.6            0.3            --            --

        Pipeline/Transportation                  5.9            4.2            1.7            --            --

        Convertible Debentures                 180.7            1.4           62.5         116.8            --

        TOTAL CONTRACTUAL OBLIGATIONS          194.9           10.4           66.7         117.8            --


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


EXHIBIT NUMBER                          DESCRIPTION
-------------------------------------------------------------------------------

     23.1 Consent of KPMG LLP to the inclusion of the Auditors' Report dated March 21, 2007 on the Registrant's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2006 (For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 17 to the Consolidated Financial Statements).

     23.2 Consent of Sproule Associated Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant's Renewal Annual Information Form for the fiscal year ended December 31, 2006.

     31.1 CEO Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

     31.2 CFO Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

     32.1 CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     32.2 CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     99.1 Annual Information Form of the Registrant for the year ended December 31, 2006.

     99.2 Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2006, including a reconciliation to US GAAP (Note 17).

     99.3 Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2006.

                                   SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Dated:  March 26, 2007

                                         ADVANTAGE ENERGY INCOME FUND



                                         By: /s/ Peter Hanrahan
                                             -------------------------------
                                             Name:  Peter Hanrahan
                                             Title: Vice-President, Finance and
                                                    Chief Financial Officer of
                                                    Advantage Oil & Gas Ltd.
                                                    on behalf of Advantage
                                                    Energy Income Fund