Form 40-F
period 2007-12-31
ADVANTAGE ENERGY INCOME FUND
filed 2008-03-28
CIK 1259995

UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION     ----------------------
                        WASHINGTON, D.C. 20549                 OMB APPROVAL
                                                         ----------------------
                                 FORM 40-F               OMB NUMBER: 3235-0381
                                                         Expires: April 30, 2008
   [_]   REGISTRATION STATEMENT PURSUANT TO SECTION      Estimated Average
         12 OF THE SECURITIES EXCHANGE ACT OF 1934       burden hours per
                                                         response ........  427
                                       OR                -----------------------

   [X]   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR
         15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007   Commission File Number: 001-32677


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

     SUITE 700, 400 - 3 AVENUE SW, CALGARY, ALBERTA T2P 4H2 1-866-393-0393
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

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

                                      NONE
--------------------------------------------------------------------------------
                                (Title of Class)

                         PERSONS  WHO ARE TO RESPOND TO THE  COLLECTION  OF
SEC 2285 (08-03)         INFORMATION CONTAINED IN THIS FORM ARE NOT  REQUIRED
                         TO RESPOND  UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                         OMB CONTROL NUMBER.

For annual  reports,  indicate  by check mark the  information  filed with this
Form:

      [X]  Annual information form     [X]  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 138,269,374 Trust Units.

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

                             Yes [X]    No [_]

                        DOCUMENTS INCLUDED IN THIS FORM

               The following documents are included in the Form:

      No.                             Document


       1. Annual Information Form of the Registrant for the year ended December 31, 2007. (filed herein as Exhibit 99.1)

       2. Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2007; including a reconciliation to US GAAP (Note 15). (filed herein as Exhibit 99.2)

       3. Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2007 (filed herein as Exhibit 99.3).

       4. Consent of PricewaterhouseCoopers LLP to the inclusion of the Auditors' Report dated March 5, 2008 on the Registrant's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2007.

       5.         Consent of KPMG LLP.

       6. Consent of Sproule Associated Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant's Annual Information Form for the fiscal year ended December 31, 2007.

       7.         CEO Certification pursuant to rule 13a-14(a) of the Exchange
                  Act.

       8.         CFO Certification pursuant to rule 13a-14(a) of the Exchange
                  Act.

       9. CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      10. CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      11.         Report of KPMG LLP.

                               PRINCIPAL DOCUMENTS

A.   ANNUAL INFORMATION FORM

For the Annual Information Form for the fiscal year ended December 31, 2007, see Exhibit 99.1 included herein.

B.   AUDITED ANNUAL FINANCIAL STATEMENTS

For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see the Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2007 included herein. The Registrant's financial statements have been reconciled to United States generally accepted accounting principles ("US GAAP") as required by Form 40-F under the Exchange Act. See Note 15 - Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles in the 2007 Consolidated Financial Statements.

C.   MANAGEMENT'S DISCUSSION AND ANALYSIS

For management's discussion and analysis, see Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2007 included herein.

                    CERTIFICATIONS AND DISCLOSURES REGARDING
                            CONTROLS AND PROCEDURES

A.   CERTIFICATIONS.  See Exhibits  32.1 and 32.2 to this Annual Report on Form
     40-F.

B. DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the registrant's fiscal year ended December 31, 2007, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

     It should be noted that while the registrant's principal executive officer and principal financial officer believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Reference is made in the "Controls and Procedures" and "Evaluation of Disclosure Controls and

     Procedures" sections of Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2007, included herein.

C. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. The required disclosure is included in the "Management Report on Internal Control over Financial Reporting" that accompanies the registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

D. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM. The required disclosure is included in the "Independent Auditors' Report" that accompanies the registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

E. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. During the fiscal year ended December 31, 2007, there were no significant changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting. Reference is made in the "Controls and Procedures" section of Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2007, included herein.

                       NOTICES PURSUANT TO REGULATION BTR

None.

                   CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER
                         AND SENIOR FINANCIAL OFFICERS

The Registrant has adopted a Code of Ethics for its senior officers, principal financial officer and controller or principal accounting officer, directors and employees. This code applies to President and Chief Executive Officer, Senior Vice-President, Vice President Corporate Development, the Vice-President, Finance and Chief Financial Officer, Vice President Exploitations, Vice President Operations, Directors and employees. It is available on the Registrant's web site at WWW.ADVANTAGEINCOME.COM and in print to any unitholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrant's web site and provided in print to any unitholder who requests them.

                                AUDIT COMMITTEE

IDENTIFICATION OF AUDIT COMMITTEE

The following individuals comprise the entire membership of the Advantage Audit
Committee: Carol Pennycook, Rodger Tourigny, Ronald McIntosh.

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

                         PRINCIPAL ACCOUNTING FEES AND
                        SERVICES - INDEPENDENT AUDITORS

Fees payable to the Registrant's independent auditors for the years ended December 31, 2007 and December 31, 2006, totaled $1,091,371 and $797,540, respectively, as detailed in the following tables. All funds are in Canadian dollars.

The following table discloses fees billed to the Registrant by its former auditors, KPMG LLP:

-------------------------------------------------------------------------------
                                   YEAR ENDED                  YEAR ENDED
                               DECEMBER 31, 2007            DECEMBER 31, 2006
-------------------------------------------------------------------------------
AUDIT FEES                         $203,089                     $617,000
-------------------------------------------------------------------------------
AUDIT-RELATED FEES                  $57,508                     $144,500
-------------------------------------------------------------------------------
TAX FEES                           $110,725                      $36,040
-------------------------------------------------------------------------------
ALL OTHER FEES                           $0                           $0
-------------------------------------------------------------------------------
TOTAL                              $371,322                     $797,540
===============================================================================

The following table discloses fees billed to the Registrant by its current auditors, PricewaterhouseCoopers LLP:

-------------------------------------------------------------------------------
                                                                YEAR ENDED
                                                            DECEMBER 31, 2007
-------------------------------------------------------------------------------
AUDIT FEES                                                      $694,119
-------------------------------------------------------------------------------
AUDIT-RELATED FEES                                                    $0
-------------------------------------------------------------------------------
TAX FEES                                                         $25,930
-------------------------------------------------------------------------------
ALL OTHER FEES                                                        $0
-------------------------------------------------------------------------------
TOTAL                                                           $720,049
===============================================================================

The nature of the services provided by the Registrant's independent auditors under each of the categories indicated in the table is described below.

AUDIT FEES

Audit fees were for professional services rendered by the Registrant's independent auditors for the audit of the Registrant's annual financial statements and services provided in connection with statutory and regulatory filings or engagements. These services include prospectus work and audit or review of financials forming part of such prospectus and US GAAP reconciliation matters.

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

ALL OTHER FEES

None.

                      PREAPPROVAL POLICIES AND PROCEDURES

In 2007, Advantage's Audit Committee pre-approved all audit, audit-related and tax fees. The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

                         OFF-BALANCE SHEET ARRANGEMENTS

None.

                            CONTRACTUAL OBLIGATIONS

                                           Payments due by period (Cdn$MM)

                                    TOTAL    2008    2009    2010    2011   2012
                                   ------   -----   -----   -----   -----   ----
Building Lease                     $ 16.6   $ 5.3   $ 4.1   $ 4.1   $ 1.8   $1.3

Capital Lease                      $  8.1   $ 1.9   $ 2.1   $ 2.2   $ 1.9      -

Pipeline/Transportation            $  6.0   $ 4.4   $ 1.3   $ 0.3       -      -
Convertible Debentures             $224.6   $ 5.4   $87.0   $69.9   $62.3      -
TOTAL CONTRACTUAL OBLIGATIONS      $255.3   $17.0   $94.5   $76.5   $66.0   $1.3


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

COMMUNICATION WITH NON-MANAGEMENT DIRECTORS

Unitholders  may  send   communications  to  the  Registrant's   non-management
directors by writing to Investors Relations, Canterra Tower, Suite 700, 400 - 3

Avenue SW, Calgary, Alberta T2P 4H2, or calling the toll free number at 1-866-393-0393. Communications will be referred to the Chair of the Board for appropriate action. The status of all outstanding concerns addressed to the Chair of the Board will be reported to the board of directors as appropriate.

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

BOARD COMMITTEE CHARTERS

Advantage's Audit Committee Charter, the Terms of Reference of the Human Resources, Compensation and Corporate Governance Committee and the Terms of Reference for the Independent Reserve Evaluation Committee are available for viewing on the Registrant's website at www.advantageincome.com and are available in print to any person who requests them. Requests for copies of these documents should be made by contacting: Investor Relations, Canterra Tower, Suite 700, 400 - 3 Avenue SW, Calgary, Alberta T2P 4H2.

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


    Exhibit
     Number                           Description

      23.1 Consent of PricewaterhouseCoopers LLP to the inclusion of the Auditors' Report dated March 5, 2008 on the Registrant's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2007.

      23.2      Consent of KPMG LLP

      23.3 Consent of Sproule Associated Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant's Annual Information Form for the fiscal year ended December 31, 2007.

      31.1      CEO  Certification  pursuant to rule  13a-14(a) of the Exchange
                Act.

      31.2      CFO  Certification  pursuant to rule  13a-14(a) of the Exchange
                Act.

      32.1 CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      32.2 CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      99.1 Annual Information Form of the Registrant for the year ended December 31, 2007.

      99.2 Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2007, including a reconciliation to US GAAP (Note 15).

      99.3 Management's Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2007.

      99.4      Report of KPMG LLP.

                                   SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Dated:  March 28, 2008

                          ADVANTAGE ENERGY INCOME FUND


                                   By:  /s/ Peter Hanrahan
                                        ---------------------------------------
                                        Name:   Peter Hanrahan
                                        Title:  Vice-President, Finance and
                                                Chief Financial Officer of
                                                Advantage Oil & Gas Ltd. on
                                                behalf of Advantage Energy
                                                Income Fund