Form 40-F
period 2008-12-31
ADVANTAGE ENERGY INCOME FUND
filed 2009-03-19
CIK 1259995

	UNITED STATES	OMB APPROVAL
	SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0381 Expires: April 30, 2011 Estimated average burden hours per response ....427
FORM 40-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008	Commission File Number: 001-32677

ADVANTAGE ENERGY INCOME FUND
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English (if applicable))

ALBERTA
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))
N/A
(I.R.S. Employer Identification Number (if applicable))

Suite 700, 400 – 3 Avenue SW, Calgary, Alberta T2P 4H2 1-866-393-0393
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company

1133 Avenue of Americas, 31st Floor, New York, NY 10036 1-800-927-9800

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Trust Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.:
None
(Title of Class)
SEC 2285 (03-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 142,824,854 Trust Units.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                      No ☐

DOCUMENTS INCLUDED IN THIS FORM

The following documents are included in the Form:

No.	Document
1.	Annual Information Form of the Registrant for the year ended December 31, 2008. (filed herein as Exhibit 99.1)
2.	Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2008; including a reconciliation to US GAAP (Note 18). (filed herein as Exhibit 99.2)
3.	Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2008 (filed herein as Exhibit 99.3).
4.

Consent of PricewaterhouseCoopers LLP to the inclusion of the Auditors’ Report dated March 18, 2009 on the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008.

5.

Consent of Sproule Associated Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2008.

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

For the Annual Information Form for the fiscal year ended December 31, 2008, see Exhibit 99.1 included herein.

B.	Audited Annual Financial Statements

For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see the Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2008, included as Exhibit 99.2 herein. The Registrant’s financial statements have been reconciled to United States generally accepted accounting principles (“US GAAP”) as required by Form 40-F under the Exchange Act. See Note 18 – Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles in the 2008 Consolidated Financial Statements.

C.	Management’s Discussion and Analysis

For management’s discussion and analysis, see Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2008, included as Exhibit 99.3 herein.

CERTIFICATIONS AND DISCLOSURES REGARDING

CONTROLS AND PROCEDURES

A.	CERTIFICATIONS. See Exhibits 31.1 and 31.2 to this Annual Report on Form 40-F.
B.

DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the registrant’s fiscal year ended December 31, 2008, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the registrant’s principal executive officer and principal financial officer  believe that  the registrant’s  disclosure  controls and  procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Reference is made in the “Controls and Procedures” and “Evaluation of Disclosure Controls and Procedures” sections of Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2008, included herein.

C.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. The required disclosure is included in “Management’s Report on Internal Control over Financial Reporting” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.

D.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.

E.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. During the fiscal year ended December 31, 2008, there were no significant changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting. Reference is made in the “Controls and Procedures” section of Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2008, included herein.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER

AND SENIOR FINANCIAL OFFICERS

The Registrant has adopted a Code of Ethics for its senior officers, principal financial officer and controller or principal accounting officer, directors and employees. This code applies to the Chief Executive Officer, President and Chief Financial Officer, Senior Vice President, Vice President Corporate Development, the Vice President, Finance, Vice President, Geosciences and Land, Vice President Exploitations, Directors and employees. It is available on the Registrant’s web site at www.advantageincome.com and in print to any unitholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrant’s web site and provided in print to any unitholder who requests them.

        AUDIT COMMITTEE

                Identification of Audit Committee

The following individuals comprise the entire membership of the Advantage Audit Committee: Carol Pennycook, Paul Haggis, Rodger Tourigny, Ronald McIntosh, Stephen Balog.

                Audit Committee Financial Experts

Rodger Tourigny has been determined by the board of the Registrant to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and has been designated as audit committee financial expert for the Audit Committee of the board of the Registrant.

Each of the directors serving on the Audit Committee has also been determined by the board of the Registrant to be independent within the criteria established by the New York Stock Exchange, Inc. for audit committee membership.

PRINCIPAL ACCOUNTING FEES AND

SERVICES – INDEPENDENT AUDITORS

Fees payable to the Registrant’s independent auditors for the years ended December 31, 2008 and December 31, 2007, totaled $743,172 and $1,091,371, respectively, as detailed in the following tables. All funds are in Canadian dollars.

The following table discloses fees billed to the Registrant by its former auditors, KPMG LLP, who did not serve as Registrant’s independent auditors during any portion of 2008:

Year ended December 31, 2007
Audit Fees	$203,089
Audit-Related Fees	$57,508
Tax Fees	$110,725
All Other Fees	$0
TOTAL	$371,322

The following table discloses fees billed to the Registrant by its current auditors, PricewaterhouseCoopers LLP:

	Year ended December 31, 2008	Year ended December 31, 2007
Audit Fees	$548,292	$694,119
Audit-Related Fees	$39,904	$0
Tax Fees	$154,976	$25,930
All Other Fees	$0	$0
TOTAL	$743,172	$720,049

The nature of the services provided by the Registrant’s independent auditors under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by the Registrant’s independent auditors for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements. These services include audit or review of financials forming part of such prospectus and US GAAP reconciliation matters.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above. These services include French translation in connection with prospectus filing.

Tax Fees

Tax fees were for tax advice and tax planning professional services. These services consisted of general tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, goods and services tax).

All Other Fees

None.

       PREAPPROVAL POLICIES AND PROCEDURES

In 2008, Advantage’s Audit Committee pre-approved all audit, audit-related and tax fees. The Audit Committee will be informed routinely as to the non-audit services actually provided by the auditor pursuant to this pre-approval process. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

     OFF-BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

	Payments due by period (Cdn$MM)
	Total	2009	2010	2011	2012	2013
Building Leases	$10.3	$3.8	$3.9	$1.5	$1.1	-
Capital Leases	$6.2	$2.1	$2.2	$1.9	-	-
Pipeline/Transportation	$4.9	$3.2	$1.4	$0.3	-	-
Convertible Debentures (1)	$219.2	$87.0	$69.9	$62.3	-	-
Total Contractual Obligations	$240.6	$96.1	$77.4	$66.0	$1.1	-

(1)

As at December 31, 2008, Advantage had $219.2 million convertible debentures outstanding (excluding interest payable during the various debenture terms). Each series of convertible debentures are convertible to Trust Units based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of Trust Units at Advantage’s option.

Bank indebtedness of $587.4 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term.

                   DISCLOSURES PURSUANT TO REQUIREMENTS OF THE

              NEW YORK STOCK EXCHANGE

                Presiding Director at Meetings of Non-Management Directors

The Registrant schedules regular executive sessions in which the Registrant’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Steven Sharpe serves as the presiding director (the “Chair of the Board”) at such sessions. Each of the Registrant’s non-management directors is “independent” as such term is used in the rules of the Canadian Securities Commissions and the New York Stock Exchange Corporate Governance Standards.

                Communication with Non-Management Directors

Unitholders may send communications to the Registrant’s non-management directors by writing to Investors Relations, Canterra Tower, Suite 700, 400 - 3 Avenue SW, Calgary, Alberta T2P 4H2, or calling the toll free number at 1-866-393-0393. Communications will be referred to the Chair of the Board for appropriate action. The status of all outstanding concerns addressed to the Chair of the Board will be reported to the board of directors as appropriate.

                Corporate Governance Guidelines

According to NYSE Rule 303A.09, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics and must disclose any significant ways in which its practices differ from those followed by US domestic companies under the NYSE rules. Such guidelines and disclosures are required to be posted on the listed company’s website. The Registrant has adopted the required guidelines and made the required disclosures, all of which are available on the Registrant’s website at www.advantageincome.com and in print to any unitholder who requests them.

                Board Committee Charters

Advantage’s Audit Committee Charter, the Terms of Reference of the Human Resources, Compensation and Corporate Governance Committee and the Terms of Reference for the Independent Reserve Evaluation Committee are available for viewing on the Registrant’s website at www.advantageincome.com and are available in print to any person who requests them. Requests for copies of these documents should be made by contacting: Investor Relations, Canterra Tower, Suite 700, 400 - 3 Avenue SW, Calgary, Alberta T2P 4H2.

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
23.1

Consent of PricewaterhouseCoopers LLP to the inclusion of the Auditors’ Report dated March 18, 2009 on the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008.

23.2

Consent of Sproule Associated Limited to the incorporation by reference herein of its Statement of Reserves Data and other Information in Form 51-101F1, which statement and report is contained in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2008.

31.1	CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.
31.2	CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.
32.1	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Annual Information Form of the Registrant for the year ended December 31, 2008.
99.2	Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2008, including a reconciliation to US GAAP (Note 18).
99.3	Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2008.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Dated: March 19, 2009

ADVANTAGE ENERGY INCOME FUND

By:	/s/ Kelly I. Drader
Name: Kelly I. Drader Title: President and Chief Financial Officer

